

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

DIVISION OF
CORPORATION FINANCE

May 21, 2010

Via U.S. Mail

Alexis Shapiro, Esq.
Senior Vice President, General Counsel and Secretary
The Orchard Enterprises, Inc.
23 East 4th Street, Third Floor
New York, NY 10003

> **Re: The Orchard Enterprises, Inc.**
> **Schedule 13E-3**
> **Filed April 27, 2010**
> **File No. 005-81616**
>
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 27, 2010**
> **File No. 000-51761**

Dear Ms. Shapiro:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

General

1.   We note the statement that neither the company nor any other filing person takes responsibility for the accuracy of any information not supplied by such filing person.

As each of the filing persons is a signatory to the Schedule 13E-3, the language is inconsistent with the public disclosure otherwise made in the filing. Please revise to remove the apparent disclaimer that the filing parties do not bear responsibility, and thus are not subject to liability, for the disclosures made in the Schedule 13E-3 and proxy statement.

Preliminary Schedule 14A

Letter to Stockholders

2.   In an appropriate place in your document, please revise to concisely describe the economic essence of the transaction and the effect it will have on shareholders. Briefly describe the affiliation between the company and the affiliated purchaser, disclose that all of the equity interests of the unaffiliated holders will be purchased for cash. In addition, disclose that the company's reporting obligations will terminate upon completion of the merger and the company will deregister its common stock.

Summary Term Sheet, page 1

3.   The summary term sheet should be in bullet point format, should highlight the most important terms of the transaction, with cross-references to more detailed discussion later in the proxy statement, and must be written in Plain English. See Item 1001 of Regulation M-A. The summary term sheet is lengthy, contains legal jargon, and generally is not in bullet points. Please revise.

4.   Please revise your Summary Term Sheet and Questions and Answers sections to delete duplicative disclosure and to provide only material information. See Item 1001 of Regulation M-A.

Interests of Certain Persons in the Merger, page 2

5.   Please disclose in the summary section the total compensation and/or benefits to be received by each of your directors and executive officers, including compensation to be received by members of the Special Committee, in connection with the merger transaction.

Rights of Appraisal, page 7

6.   Please clarify in this section and on pages 52 and 56 that stockholders must continue to hold their shares until the consummation of the merger in order to exercise appraisal rights under Delaware General Corporation Law.

Q: Who is soliciting my vote?, page 9

7.   We note your disclosure that your "directors, officers and employees may also solicit proxies by personal interview, mail, e-mail, telephone, facsimile or by other means of communication." Please explain what you mean by "other means of communications." We remind you that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone and information posted on the Internet must be filed under the cover of Schedule 14A. Please refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Special Factors, page 13

8.   Each presentation, discussion or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Where appropriate, please revise to summarize all the presentations or reports provided by Fesnak and Craig-Hallum during the course of the meetings you have described, including preliminary analyses and reports. In addition, please file all relevant written materials as exhibits to the Schedule 13E-3.

Background of the Merger, page 13

9.   Please revise the second paragraph to disclose the ownership interest in the company held by Dimensional Associates and Mr. Stein, respectively.

10.   In the second paragraph of this section, you state that on November 12, 2008, Mr. Stein requested that the board of directors (i) permit management to cooperate with Dimensional Associates, (ii) enter into a non-disclosure agreement to permit Dimensional Associates to share confidential information with interested parties and (iii) authorize management to meet with interested parties. In addition, Dimensional Associates asked the board of directors for its approval to approach potential interested parties, and Mr. Donahue requested that the board of directors and certain management employees refrain from trading in your securities until such time that a potential transaction was announced or no longer a possibility. Please specifically discuss how your board of directors responded to each of Mr. Stein's requests.

11.   You state on page 13 that Mr. Stein requested that you provide a waiver permitting Dimensional Associates to retain Reed Smith LLP, the company's regular outside legal counsel at that time, as its legal advisor. Please disclose whether you provided such waiver.

12.   We note your disclosure in the third paragraph of page 13 regarding the factors your
         board of directors considered in appointing members to the special committee. With
         respect to each member appointed to the special committee, disclose the board's
         conclusions as to each factor. In addition, you state that the board of directors
         determined that each of Messrs. Michael Donahue, Viet Dinh, Nathan Peck and Joel
         Straka was an independent member of the board of directors and had no financial or
         other relationship with Dimensional Associates. Your disclosure on page 75
         indicates that Messrs. Donahue and Dinh were designated by Dimensional
         Associates after a 2007 business combination. Please provide additional disclosure
         explaining how you determined that Messrs. Donahue and Dinh were independent.

Going Private Transaction, page 14

13.   In the third full paragraph on page 19, you state that on December 11, 2009, the
         special committee directed Mr. Donahue to inform Dimensional Associates that the
         special committee would only consider a transaction if the price offered for the
         outstanding common stock must be at least in the range of $2.05 to $2.15 per share.
         Please discuss how the special committee determined this range.

14.   In the first two paragraphs on page 22, you refer to negotiations on March 4, 2009.
         It appears that the proper date is March 4, 2010. Please revise or advise.

15.   In the third paragraph on page 23, you discuss a pending legal action in the Delaware
         Court of Chancery challenging the merger. Please revise to discuss the substance
         and status of the pending legal action.

Fairness of the Merger, Recommendation of the Special Committee and the Board of
Directors, page 24

16.   Please provide disclosure that explains why the company is undertaking the going
         private transaction at this time. See Item 1013(c) of Regulation M-A.

17.   On page 24, you state that the special committee considered the nature of the
         challenges facing the company and possible alternatives to a sale, including
         continuing to operate as an independent public company. Revise to specifically
         discuss how the special committee's consideration of these issues supported its
         conclusion that the merger is fair to unaffiliated stockholders.

18.   In the final paragraph on page 24, you state that the special committee concluded that
         the merger consideration was likely the highest price reasonably attainable for your
         stockholders in a merger or other acquisition transaction. Revise to specifically
         discuss how the special committee's consideration of this issue supported its
         conclusion that the merger is fair to unaffiliated stockholders.

19.   In the second full bullet point on page 25, you state that the special committee considered the "historical" market prices of the common stock and noted that the proposed consideration of $2.05 per share represented a premium of approximately 80% over the $1.14 per share closing price on October 29, 2009, the last trading day prior to the announcement of the Dimensional Proposal, and a premium of approximately 21% over the $1.69 per share average closing price for the ninety trading days immediately prior to the announcement of the Dimensional Proposal. We note that the company's stock traded as high as $3.49 in 2009 and $7.40 in 2008. In light of these historical prices, include a more detailed discussion of how historical prices were considered and how the special committee determined the appropriate time period to use.

20.   In the third full bullet point on page 25, you state that since the announcement of the merger with an affiliate who controls approximately 53% of the voting power of your ordinary shares, you have not received any third party offers. Please explain how this is a positive factor, given the presumed reluctance of a third party to negotiate with the company in such circumstances.

21.   On page 25, you state that the special committee considered the fact that the merger agreement and the transactions contemplated thereby were the product of "extensive arm's length negotiations" between Dimensional Associates and the special committee. Please delete the reference to "arm's length negotiations" here and throughout your filing. References to arm's length negotiations are inappropriate in a going-private transaction.

22.   We note your statement on page 27 that the special committee did not separately consider net book value, pre-merger going concern value or bankruptcy liquidation value in determining the fairness of the merger to your stockholders because the company continues to be viable as a going concern and that liquidation was not considered a viable alternative to company remaining an independent business, or the sale of company as a going concern. Discuss whether the special committee considered the possibility that the aggregate value of the individual assets may be worth more than the value of the business. If not, then please explain why. Further, please note that the absence of an intention to liquidate is not determinative of whether the discussion should address liquidation value. See Question and Answer No. 20 of Exchange Act Release No. 34-17719 (April 13, 1981).

Opinion of the Special Committee's Financial Advisor, page 28

23.   We note that here and in other places in the proxy statement where you summarize documents, you include a statement that the summary "is qualified in its entirety" by reference to the full text of the document. Please delete all such qualifiers where

they appear in the proxy statement. Investors are entitled to rely upon your disclosure.

24.   Please provide us with copies of any materials prepared by Fesnak in connection with its fairness opinion, including draft opinions, reports or appraisals provided to your board of directors and any summaries of presentations made to your board of directors, such as the financial, economic and market data and discount studies. To the extent the materials differ from the opinions, reports or appraisals delivered to the special committee or board of directors, please describe them in your disclosure. In addition, any non-public information, including projections used by Fesnak should be summarized in the filing. In that respect, we note your statement on page 41 that the company provided the board of directors, the special committee and their respective advisors with "base case" forecast of cash flow for 2010, but that you have not included the best case forecast of cash flow for 2010 because it was not furnished to Dimensional Associates or other interested bidders.

25.   Additionally, each presentation, discussion or report held with or presented by Fesnak, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. Please revise to summarize all presentations made by Fesnak, if any, and file any additional written reports as exhibits pursuant to Items 9 and 16 of Schedule 13E-3. For each Item 9 report, disclose the date of the contact, the names of the parties in attendance, the identification of the person(s) who initiated the contact, a summary of the dialogue and the information exchanged and the basis for any views expressed.

26.   The transaction is structured so that the Series A preferred stock will not be receiving its liquidation preference. As such, please explain why Fesnak believed it was appropriate to include the impact of the Series A preferred stock's liquidation preference in its comparable public company and selected relevant transaction analyses.

Comparable Public Company Analysis, page 29

27.   Please disclose with more specificity the criteria used by Fesnak to determine that the public companies used in this analysis were comparable to the company. In addition, to the extent other companies met the criteria but were excluded from the analysis, please disclose this information and explain why they were excluded from the analysis.

28.   Explain how market value of invested capital was calculated.

29.   Your disclosure in the first paragraph notes that because you had a loss from
        operations and negative EBITDA, Fesnak viewed MVIC to revenues as more
        appropriate than MVIC to EBITDA. The final paragraph of this section, however,
        states that Fesnak considered the MVIC to revenue calculation of $3.90 to be an
        outlier because of its significant difference from each of the other valuation metrics
        utilized. Please reconcile.

Selected Relevant Transactions Analysis, page 30

30.   We note the transactions used in this analysis were selected because the target
        companies operate in the digital media services industry, as well as the size of the
        target companies and the availability of information about the transactions.   Please
        disclose in more detail the criteria used to determine the transactions used in this
        analysis. If any transaction met the criteria but was excluded from the analysis,
        please identify the transaction and explain why it was excluded.

Historical Trading and Selected Price Analysis, page 31

31.   We note that Fesnak reviewed the recent stock price performance of your common
        stock, which on March 12, 2010 (prior to the announcement of the signing of the
        merger agreement but after the announcement of the $2.00 per share offer by
        Dimensional Associates for the outstanding shares of common stock not held by it),
        was $1.70 per share, and that adding a control premium of 20% to such price resulted
        in an approximate price of $2.04 per common share. We also note that stock prices
        were as high as $3.49 in 2009 and $7.40 in 2008. In light of these historical prices,
        include a more detailed discussion of how historical prices were considered and how
        the special committee determined the appropriate time period to use. In addition,
        describe why Fesnak believed that 20% was an appropriate control premium.

Position of Dimensional Associates and Merger Sub as to the Fairness of the Merger, page
33

32.   Rule 13e-3 requires that each issuer and affiliate directly or indirectly engaged in a
        going private transaction to furnish the required disclosures regarding substantive
        and procedural fairness to the company's unaffiliated stockholders. For guidance,
        please refer to Question 117.02 of the Division of Corporation Finance's Compliance
        and Disclosure Interpretations of Exchange Act Rule 13e-3 and related Schedule
        13E-3. In that regard, we note that Messrs. Samberg and Stein, JDS Capital, LP, and
        JDS Capital Management, LLC have not provided such disclosure. We also note
        your disclosure that while such individuals and entities are included in your
        definition of "Dimensional Affiliates," the fairness disclosure provided on page 33
        only goes to "Dimensional Associates and Merger Sub." Accordingly, each filer
        must independently disclose its belief as to whether the transaction is substantively

and procedurally fair and provide the bases for the belief provided. Further, if one or more of the filing persons relied upon the analysis of another, or the financial advisor, the filing person must expressly adopt the conclusion and analyses. A filing person cannot insulate itself from liability by relying upon the summary of a financial advisor's analyses that, by their terms, do not comply with the specific disclosure requirements of Schedule 13E-3. Refer to Q&A No. 21 of SEC Release No. 34-17719.

Financing of the Merger, page 36

33.   Revise to discuss how Dimensional Associates plans to pay the additional consideration, if the obligation to pay such consideration is triggered.

Material U.S. Tax Consequences of the Merger to Our Stockholders, page 43

34.   We note that you disclose that your tax discussion "does not purport to be a comprehensive analysis or description of all potential U.S. federal income tax consequences of the merger." Pursuant to Item 1004(a)(2)(vii) of Regulation M-A, you should provide a discussion of the material tax consequences of the transaction. While it may be appropriate to note that the tax consequences may vary on an individual basis, it is inappropriate to suggest that material information about the offer has been omitted. All material U.S. federal income tax consequences regarding the merger necessary to an informed voting decision on the matters proposed must be included in the proxy statement.

35.   Please revise to discuss the federal tax consequences of the Rule 13e-3 transaction on the subject company and other Rule 13e-3 filing persons. See Item 1013(d) of Regulation M-A.

Special Note Regarding Forward-Looking Statements, page 48

36.   We note your disclosure that, except as required by law, you undertake no obligation to update any forward-looking statements in the proxy statement. Rule 13e-3(d)(2) imposes an obligation to amend the disclosure document in a going-private transaction to reflect any material changes to the information previously reported. Please revise your disclaimer to more clearly state when you intend to update or amend the filing to reflect changes to forward-looking information you have disclosed.

Approval of the Merger Agreement, page 53

Proposal, page 53

37.   Please revise to clearly and succinctly disclose the affiliated relationships, the economic essence of the transaction and the effect it will have on shareholders.

Representations and Warranties, page 57

38.   We note the disclaimer contained in the first two paragraphs of this section. Please revise to remove any potential implication that the referenced merger agreement does not constitute disclosure about the company, and may not be relied upon. Statements that other disclosure regarding the company included or incorporated in the proxy statement may supplement, update or modify the disclosure in the merger agreement may be appropriate. In addition, statements about the intent of the parties with respect to the information in the merger agreement at the time of execution may also be appropriate.

39.   We note your disclosure that information concerning the subject matter of the representations and warranties may have changed after the date of the merger agreement, and that such subsequent information may or may not be fully reflected in your public disclosure. Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the proxy statement not misleading.

40.   We note your disclosure that the "assertions embodied in those representations and warranties may be qualified by information contained in confidential disclosure schedules we provided in connection with signing the merger agreement that modify, qualify and create exceptions to the representations and warranties contained in the merger agreement." On a supplemental basis, please provide us additional details of the contents of those schedules. In addition, please explain to us why you do not believe such omitted information is material information to investors.

Stock Ownership of Certain Beneficial Owners and Management, page 94

41.   Disclose the natural persons with sole or shared voting and/or investment power over the shares held by Dimensional Associates, LLC.

Approval of Amendment to Certificate of Designations of Series A Convertible Preferred
Stock Proposal, page 80

42.   We note your statement that "assuming the Merger Proposal is approved" by your
stockholders, you are proposing to amend the certificate of designations of the Series
A convertible preferred stock. Revise to disclose that this proposal is cross-
conditioned on shareholder approval of the Merger Proposal. Make similar revisions
throughout the proxy filing, including, without limitation, the form of proxy card.

43.   On page 9, you disclose that management anticipates that Dimensional Associates
will vote all of its shares of common stock and Series A convertible preferred stock
in favor of this proposal, thus, the approval of the proposal will be assured. Please
revise to include similar disclosure.

Where You Can Find More Information, page 102

44.   Please revise to incorporate by reference your Quarterly Report on Form 10-Q for
the first quarter that was filed on May 14, 2010.

45.   We note that you appear to have incorporated by reference the information required
by Item 13 of Schedule 14A. Please note that the information required by Item 13(a)
may be incorporated by reference to the same extent as would be permitted by Form
S-3. See Instruction E to Schedule 14A. It does not appear that you meet the
eligibility requirements of Item 13(b)(1) because your public float is insufficient.
Please advise us if you intend to rely upon Item 13(b)(2) to incorporate the required
information by reference. If so, confirm that you will deliver the information
incorporated by reference in the proxy statement to shareholders at the same time as
you send them the proxy statement. Alternatively, revise the Schedule 14A to
include the information required by Item 13(a).

*   *   *   *

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the filing persons are in
possession of all facts relating to their disclosure, they are responsible for the accuracy and
adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the filing persons acknowledging that:

- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

As appropriate, file a revised preliminary proxy statement and revised Schedule 13E-3. Please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Your responsive amendment should also include a marked copy of the amended filings that conform with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

If you have questions or comments please contact Evan S. Jacobson, Staff Attorney, at (202) 551-3428, or me at (202) 551-3621.

Sincerely,

Song Brandon
Special Counsel
Office of Mergers & Acquisitions

cc: Via Facsimile (212) 541-5369
        Sey-Hyo Lee, Esq.
        Chadbourne & Parke LLP